EXHIBIT 21.1

Subsidiaries of New York City REIT, Inc.

Name	Jurisdiction
New York City Operating Partnership, L.P.	Delaware
ARC NYC421W54, LLC	Delaware
ARC NYC400E67, LLC	Delaware
ARC NYC200RIVER01, LLC	Delaware
ARC NYC123WILLIAM, LLC	Delaware
ARC NYC570SEVENTH, LLC	Delaware
ARC NYC1140SIXTH, LLC	Delaware
ARG NYC8713FIFTH, LLC	Delaware
ARG NYC196ORCHARD, LLC	Delaware